Exhibit 99.1

RISK FACTORS

Except as otherwise required by the context, references to “we,” ''us,” or “our” refer to the combined business of FairPoint Communications, Inc. and all of its subsidiaries. Except as otherwise required by the context, all references to the “Company” refer to FairPoint Communications, Inc. excluding its subsidiaries. Capitalized terms have the meanings ascribed to them in the Quarterly Report.

Any of the following risks could materially adversely affect our business, consolidated financial condition, results of operations or liquidity or the market price of our common stock. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations.

Risks Relating to Our Common Stock and Substantial Indebtedness

Our stockholders may not receive the level of dividends provided for in the dividend policy our board of directors has adopted or any dividends at all.

Our board of directors has adopted a dividend policy which reflects an intention to distribute a substantial portion of the cash generated by our business in excess of operating needs, interest and principal payments on our indebtedness, dividends on our future senior classes of capital stock, if any, capital expenditures, taxes and future reserves, if any, as regular quarterly dividends to our stockholders. Our board of directors may, in its discretion, amend or repeal this dividend policy. Our dividend policy is based upon our directors’ current assessment of our business and the environment in which we operate, and that assessment could change based on regulatory, competitive or technological developments (which could, for example, increase our need for capital expenditures) or new growth opportunities. In addition, future dividends with respect to shares of our common stock, if any, will depend on, among other things, our cash flows, cash requirements, financial condition, contractual restrictions, provisions of applicable law and other factors that our board of directors may deem relevant. Our board of directors may decrease the level of dividends provided for in the dividend policy or entirely discontinue the payment of dividends. Our credit facility contains significant restrictions on our ability to make dividend payments, and the terms of our future indebtedness are expected to contain similar restrictions. There can be no assurance that we will generate sufficient cash from continuing operations in the future, or have sufficient surplus or net profits, as the case may be, under Delaware law, to pay dividends on our common stock in accordance with the dividend policy. The reduction or elimination of dividends may negatively affect the market price of our common stock.

To operate and expand our business, service our indebtedness and complete future acquisitions, we will require a significant amount of cash. Our ability to generate cash will depend on many factors beyond our control. We may not generate sufficient funds from operations to pay dividends with respect to shares of our common stock, to repay or refinance our indebtedness at maturity or otherwise, or to consummate future acquisitions.

A significant amount of our cash flow from operations will be dedicated to capital expenditures and debt service. In addition, we currently expect to distribute a significant portion of our cash flow to our stockholders in the form of quarterly dividends. As a result, we may not retain a sufficient amount of cash to finance growth opportunities, including acquisitions, or unanticipated capital expenditures or to fund our operations.

Our ability to make payments on our indebtedness will depend on our ability to generate cash flow from operations in the future. This ability, to a certain extent, will be subject to general economic, financial, competitive, legislative, regulatory and other factors that will be beyond our control. There can be no assurance that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to service our indebtedness, to make payments of principal at maturity or to fund our other liquidity needs.

We may also be forced to raise additional capital or sell assets and, if we are forced to pursue any of these options under distressed conditions, our business and the value of our common stock could be adversely affected. In addition, these alternatives may not be available to us when needed or on satisfactory terms due to prevailing market conditions, a decline in our business, legislative and regulatory factors or restrictions contained in the agreements governing our indebtedness.

If we have insufficient cash flow to cover the expected dividend payments under our dividend policy due to costs associated with the Merger or other factors, we will be required to reduce or eliminate dividends or, to the extent permitted under the agreements governing our indebtedness, fund a portion of our dividends with additional borrowings.

If we do not have sufficient cash to fund dividend payments, we would either reduce or eliminate dividends or, to the extent we are permitted to do so under the agreements governing our indebtedness, fund a portion of our dividends with borrowings or from other sources. If we were to use borrowings to fund dividends, we would have less cash available for future dividends and other purposes, which could negatively impact our business, financial condition and our results of operations.

Our substantial indebtedness could restrict our ability to pay dividends on our common stock and have an adverse impact on our financing options and liquidity position.

We have a significant amount of indebtedness. This substantial indebtedness could have important adverse consequences to the holders of our common stock, including:

•                  limiting our ability to pay dividends on our common stock or make payments in connection with our other obligations, including under our credit facility;

•                  limiting our ability in the future to obtain additional financing for working capital, capital expenditures or acquisitions;

•                  causing us to be unable to refinance our indebtedness on terms acceptable to us or at all;

•                  limiting our flexibility in planning for, or reacting to, changes in our business and the communications industry generally;

•                  requiring a significant portion of our cash flow from operations to be dedicated to the payment of interest, and to a lesser extent, principal on our indebtedness, thereby reducing funds available for future operations, dividends on our common stock, capital expenditures or acquisitions;

•                  making us more vulnerable to economic and industry downturns and conditions, including increases in interest rates; and

•                  placing us at a competitive disadvantage compared to those of our competitors that have less indebtedness.

Subject to the covenants in the agreements governing our indebtedness, we may incur additional indebtedness. Any additional indebtedness that we may incur would exacerbate the risks described above.

In anticipation of the Merger, we will spend a significant amount of money on assets and services that are not useful in our existing business.

Prior to the closing of the Merger, we expect to spend approximately $95 million to $110 million on infrastructure and network systems integration and planning in connection with the transaction. Verizon has agreed to reimburse us for up to $40 million of these pre-closing transition costs. A significant portion of the amount we expect to spend on pre-closing transition costs will be spent on assets and services which will not be useful in our existing business. In addition, the amounts actually spent on such transition costs may exceed budgeted amounts.

The Cempany is a holding company and relies on dividends, interest and other payments, advances and transfers of funds from its operating subsidiaries and investments to meet its debt service and other obligations.

The Company is a holding company and conducts all of its operations through its operating subsidiaries. The Company currently has no significant assets other than equity interests in its subsidiaries. As a result, the Company relies on dividends and other payments or distributions from its operating subsidiaries to pay dividends with respect to its common stock and to meet its debt service obligations generally. The ability of the Company”s subsidiaries to pay dividends or make other payments or distributions to the Company will depend on their respective operating results and may be restricted by, among other things:

•                  the laws of their jurisdiction of organization;

•                  the rules and regulations of state regulatory authorities;

•                  agreements of those subsidiaries;

•                  the terms of agreements governing indebtedness of those subsidiaries; and

•                  regulatory orders.

The Company’s subsidiaries have no obligation, contingent or otherwise, to make funds available to the Company, whether in the form of loans, dividends or other distributions.

Our credit facility contains covenants that limit our business flexibility by imposing operating and financial restrictions on our operations and the payment of dividends.

Covenants in our credit facility impose significant operating and financial restrictions on us. These restrictions prohibit or limit, among other things:

•                  the incurrence of additional indebtedness and the issuance by our subsidiaries of preferred stock;

•                  the payment of dividends on, and purchases or redemptions of, capital stock;

•                  a number of other restricted payments, including investments;

•                  the creation of liens;

•                  the ability of each of our subsidiaries to guarantee indebtedness;

•                  specified sales of assets;

•                  the creation of encumbrances or restrictions on the ability of our subsidiaries to distribute and advance funds or transfer assets to us or any other subsidiary;

•                  specified transactions with affiliates;

•                  sale and leaseback transactions;

•                  our ability to enter lines of business outside the communications business; and

•                  certain consolidations and mergers and sales and/or transfers of assets by or involving us.

Our credit facility also contains covenants which require us to maintain specified financial ratios and satisfy financial condition tests, including, without limitation, a maximum total leverage ratio and a minimum interest coverage ratio.

Our ability to comply with these covenants, ratios or tests contained in our credit facility may be affected by events beyond our control, including prevailing economic, financial and industry conditions. A breach of any of these covenants, ratios or tests could result in a default under the agreements governing our indebtedness. Events of default under our credit facility would prohibit us from making dividend payments on our common stock. In addition, upon the occurrence of an event of default under our credit facility, the lenders could elect to declare all amounts outstanding under our credit facility, together with accrued interest, to be immediately due and payable. If we were to be unable to repay those amounts, the lenders could proceed against the security granted to them to secure that indebtedness. If the lenders accelerate the payment of the indebtedness under our credit facility, our assets may not be sufficient to repay in full the indebtedness under our credit facility and our other indebtedness, if any.

As a result of general economic conditions, conditions in the lending markets, the results of our business or for any other reason, we may elect or be required to amend or refinance our credit facility, at or prior to maturity, or enter into additional agreements for indebtedness. Any such amendment, refinancing or additional agreement may contain covenants which could limit in a significant manner our operations and our ability to pay dividends on our common stock.

Limitations on usage of net operating loss carryforwards, and other factors requiring us to pay cash taxes in future periods, may affect our ability to pay dividends to our stockholders.

Our initial public offering in February 2005 resulted in an “ownership change” within the meaning of the U.S. federal income tax laws addressing net operating loss carryforwards, alternative minimum tax credits and other similar tax attributes. As a result of this ownership change, there are specific limitations on our ability to use our net operating loss carryforwards and other tax attributes from periods prior to the initial public offering. Although it is not expected that these limitations will materially affect our U.S. federal and state income tax liability in the near-term, it is possible in the future that these limitations could limit our ability to utilize the carryforwards and, therefore, result in an increase in our U.S. federal and state income tax payments. In addition, in the future we will be required to pay cash income taxes because all of our net operating loss carryforwards have been used or have expired. Limitations on our usage of net operating loss carryforwards, and other factors requiring us to pay cash taxes in the future, would reduce the funds available for the payment of dividends and might require us to reduce or eliminate the dividends on our common stock.

The price of our common stock may fluctuate substantially, which could negatively affect holders of our common stock.

The market price of our common stock may fluctuate widely as a result of various factors, such as period-to-period fluctuations in our operating results, the volume of sales of our common stock, developments in the communications industry, the failure of securities analysts to cover the common stock or changes in financial estimates by analysts, competitive factors, regulatory developments, economic and other external factors, general market conditions and market conditions affecting the stock of communications companies in particular. Communications companies have in the past experienced extreme volatility in the trading prices and volumes of their securities, which has often been unrelated to operating performance. High levels of market volatility may have a significant adverse effect on the market price of our common stock. In addition, in the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock prices. This type of litigation could result in substantial costs and divert management’s attention and resources.

Our certificate of incorporation and by-laws and several other factors could limit another party’s ability to acquire us and deprive our investors of the opportunity to obtain a takeover premium for their securities.

A number of provisions in our certificate of incorporation and by-laws make it difficult for another company to acquire us and for our stockholders to receive any related takeover premium for their securities. For example, our certificate of incorporation provides that certain provisions of the certificate of incorporation can only be amended by a vote of two-thirds or more in voting power of all the outstanding shares of capital stock, that stockholders generally may not act by written consent, and only stockholders representing at least 50% in voting power may request that the board of directors call a special meeting. Our certificate of incorporation provides for a classified board of directors and authorizes the issuance of preferred stock without stockholder approval and upon such terms as the board of directors may determine. The rights of the holders of shares of our common stock are subject to, and may be adversely affected by, the rights of holders of any class or series of preferred stock that may be issued in the future.

We may, under certain circumstances, suspend the rights of stock ownership the exercise of which would result in any inconsistency with, or violation of, any applicable communications law.

Our certificate of incorporation provides that so long as we hold any authorization, license, permit, order, filing or consent from the Federal Communications Commission or any state regulatory commission having jurisdiction over us, we will have the right to request certain information from our stockholders. If any stockholder from whom such information is requested should fail to respond to such a request or we conclude that the ownership of, or the existence or exercise of any rights of stock ownership with respect to, shares of our capital stock by such stockholder, could result in any inconsistency with, or violation of, any applicable communications law, we may suspend those rights of stock ownership the existence or exercise of which would result in any inconsistency with, or violation of, any applicable communications law, and we may exercise any and all appropriate remedies, at law or in equity, in any court of competent jurisdiction, against any stockholder, with a view towards obtaining such information or preventing or curing any situation which would cause an inconsistency with, or violation of, any provision of any applicable communications law.

Risks Related to Our Business

We provide services to customers over access lines, and if we lose access lines, our business, financial condition and results of operations may be adversely affected.

We generate revenue by delivering voice and data services over access lines. We have experienced net voice access line losses in the past few years. We experienced a 14.6% decline in the number of access lines (adjusted for acquisition and divestitures) for the period from January 1, 2002 through March 31, 2007 and a 3.8% decrease for the period from April 1, 2006 through March 31, 2007. These losses resulted mainly from competition and technology substitution and, to a lesser degree, challenging economic conditions and the introduction of DSL services, which prompts some customers to cancel second line service. Our inability to retain access lines could adversely affect our business, financial condition and results of operations.

The Merger may present significant challenges to our management that could divert management’s attention from day-to-day operations and have a negative impact on our business.

There is a significant degree of difficulty and management distraction inherent in the process of closing the Merger and preparing to integrate our business and the Spinco business which could cause an interruption of, or loss of momentum in, the activities of our existing business. Prior to the closing of the Merger, our management team may be required to devote considerable amounts of time to this integration process, which will decrease the time they will have to manage our business, service existing customers, attract new customers and develop new products or strategies. One potential consequence of such distractions could be the failure of management to realize opportunities to respond to the increasing forms of competition that our business is facing, which could increase the rate of access line loss that our business has experienced in recent years. If our senior management is not able to effectively manage the process leading up to the Merger, or if any significant business activities are interrupted as a result of the integration process, our business could suffer.

We are subject to competition that may adversely impact our business, financial condition and results of operations.

As an incumbent carrier, we historically have experienced little competition in our rural telephone company markets. Nevertheless, the market for communications services is highly competitive. Regulation and technological innovation change quickly in the communications industry, and changes in these factors historically have had, and may in the future have, a significant impact on competitive dynamics. In most of our rural markets, we face competition from wireless technology, which may increase as wireless technology improves. We also face competition from wireline and cable television operators. We may face additional competition from new market entrants, such as providers of wireless broadband, VoIP, satellite communications and electric utilities. The Internet services market is also highly competitive, and we expect that competition will intensify. Many of our competitors have brand recognition, offer online content services and have financial, personnel, marketing and other resources that are significantly greater than ours. In addition, consolidation and strategic alliances within the communications industry or the development of new technologies could affect our competitive position. We cannot predict the number of competitors that will emerge, especially as a result of existing or new federal and state regulatory or legislative actions, but increased competition from existing and new entities could have a material adverse effect on our business, financial conditions and results of operations.

Competition may lead to loss of revenues and profitability as a result of numerous factors, including:

•                   loss of customers (in general, when we lose a customer for local service we also lose that customer for all related services);

•                   reduced usage of our network by our existing customers who may use alternative providers for long distance and data services;

•                   reductions in the prices for our services which may be necessary to meet competition; and/or

•                   increases in marketing expenditures and discount and promotional campaigns.

In addition, our provision of long distance service is subject to a highly competitive market served by large nation-wide carriers that enjoy brand name recognition.

We may not be able to successfully integrate new technologies, respond effectively to customer requirements or provide new services.

The communications industry is subject to rapid and significant changes in technology, frequent new service introductions and evolving industry standards. We cannot predict the effect of these changes on our competitive position, profitability or industry. Technological developments may reduce the competitiveness of our networks and require unbudgeted upgrades or the procurement of additional products that could be expensive and time consuming. In addition, new products and services arising out of technological developments may reduce the attractiveness of our services. If we fail to adapt successfully to technological changes or obsolescence or fail to obtain access to important new technologies, we could lose customers and be limited in our ability to attract new customers and sell new services to our existing customers. Our ability to respond to new technological developments may be diminished or our response thereto delayed while our management devotes significant effort and resources to closing the Merger and preparing to integrate our business and Spinco’s business.

Our relationships with other communications companies are material to our operations and their financial difficulties may adversely affect our business, financial condition and results of operations.

We originate and terminate calls for long distance carriers and other interexchange carriers over our network. For that service, we receive payments for access charges. These payments represent a significant portion of our revenues. Should these carriers go bankrupt or experience substantial financial difficulties, our inability to then collect access charges from them could have a negative effect on our business, financial condition and results of operations.

We face risks associated with acquired businesses and potential acquisitions.

We have grown rapidly by acquiring other businesses and expect that a portion of our future growth will result from additional acquisitions, some of which may be material. Growth through acquisitions, including the Merger, entails numerous risks, including:

•                  strain on our financial, management and operational resources, including the distraction of our management team in identifying potential acquisition targets, conducting due diligence and negotiating acquisition agreements;

•                  difficulties in integrating the network, operations, personnel, products, technologies and financial, computer, payroll and other systems of acquired businesses;

•                  difficulties in enhancing our customer support resources to adequately service our existing customers and the customers of acquired businesses;

•                  the potential loss of key employees or customers of the acquired businesses;

•                  unanticipated liabilities or contingencies of acquired businesses;

•                  unbudgeted costs which we may incur in connection with pursuing potential acquisitions which are not consummated;

•                  failure to achieve projected cost savings or cash flow from acquired businesses;

•                  fluctuations in our operating results caused by incurring considerable expenses to acquire businesses before receiving the anticipated revenues expected to result from the acquisitions;

•                  difficulties in finding suitable acquisition candidates;

•                  difficulties in making acquisitions on attractive terms due to a potential increase in competitors; and

•                  difficulties in obtaining and maintaining any required regulatory authorizations in connection with acquisitions.

The size of Spinco’s business in relation to our existing business may exacerbate the above risks with respect to the Merger.

In the future, we may need additional capital to continue growing through acquisitions. This additional capital may be raised in the form of additional debt, which would increase our leverage and could have an adverse effect on our ability to pay dividends. We may not be able to raise sufficient additional capital on terms that we consider acceptable, or at all.

There can be no assurance that we will be able to successfully complete the integration of Spinco or other businesses that we have recently acquired or successfully integrate any businesses that we might acquire in the future. If we fail to do so, or if we do so but at greater cost than anticipated, our business, financial condition and results of operations may be adversely affected.

A network disruption could cause delays or interruptions of service, which could cause us to lose customers.

To be successful, we will need to continue to provide our customers reliable service over our expanded network. Some of the risks to our network and infrastructure include:

•                  physical damage to access lines;

•                  wide spread power surges or outages;

•                  software defects in critical systems; and

•                  disruptions beyond our control.

Disruptions may cause interruptions in service or reduced capacity for customers, either of which could cause us to lose customers and incur expenses.

Our billing systems may not function properly.

The failure of any of our billing systems could result in our inability to adequately bill and provide service to our customers. We are in the process of converting all of our companies to a single outsourced billing platform. The conversion is expected to be complete by the middle of 2007. At the completion of this project, we will have a single integrated billing platform for our end-user customers. The failure to successfully complete this conversion or the failure of any of our billing systems could have a material adverse effect on our business, financial condition and results of operations.

We depend on third parties for our provision of long distance and bandwidth services.

Our provision of long distance and bandwidth services is dependent on underlying agreements with other carriers that provide us with transport and termination services. These agreements are based, in part, on our estimate of future supply and demand and may contain minimum volume commitments. If we overestimate demand, we may be forced to pay for services we do not need. If we underestimate demand, we may need to acquire additional capacity on a short-term basis at unfavorable prices, assuming additional capacity is available. If additional capacity is not available, we will not be able to meet this demand. In addition, if we cannot meet any minimum volume commitments, we may be subject to underutilization charges, termination charges, or rate increases which may adversely affect our business, financial condition and results of operations.

We may not be able to maintain the necessary rights-of-way for our networks.

We are dependent on rights-of-way and other permits from railroads, utilities, state highway authorities, local governments and transit authorities to install and maintain conduit and related communications equipment for any expansion of our networks. We may need to renew current rights-of-way for our networks and there can be no assurance that we would be successful in renewing these agreements on acceptable terms. Some of our agreements may be short-term, revocable at will, or subject to termination upon customary default provisions, and we may not have access to existing rights-of-way after they have expired or terminated. If any of these agreements were terminated or could not be renewed, we could be required to remove our then-existing facilities from under the streets or abandon our networks. Similarly, we may not be able to obtain right-of-way agreements on favorable terms, or at all, in new service areas, and, if it is unable to do so, our ability to expand our networks could be impaired.

Our success depends on our ability to attract and retain qualified management and other personnel.

Our success depends upon the talents and efforts of our senior management team. With the exception of Eugene B. Johnson, our Chairman and Chief Executive Officer, none of these senior executives are employed by us pursuant to an employment agreement. The loss of any member of our senior management team, due to retirement or otherwise, and the inability to attract and retain highly qualified technical and management personnel in the future, could have a material adverse effect on our business, financial condition and results of operations.

We may face significant future liabilities or compliance costs in connection with environmental and worker health and safety matters.

Our operations and properties are subject to federal, state and local laws and regulations relating to protection of the environment, natural resources, and worker health and safety, including laws and regulations governing the management, storage and disposal of hazardous substances, materials and wastes. Under certain environmental laws, we could be held liable, jointly and severally and without regard to fault, for the costs of investigating and remediating any contamination at owned or operated properties; or for contamination arising from the disposal by us or our predecessors of hazardous wastes at formerly owned properties or at third-party waste disposal sites. In addition, we could be held responsible for third-party property or personal injury claims relating to any such contamination or relating to violations of environmental laws. Changes in existing laws or regulations or future acquisitions of businesses could require us to incur substantial costs in the future relating to these matters.

We are exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related regulations implemented by the SEC, the New York Stock Exchange and the Public Company Accounting Oversight Board, are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. We evaluate our internal control systems to allow management to report on, and our independent auditors to attest to, our internal controls as required by Section 404 of the Sarbanes-Oxley Act. Our evaluation of our internal controls may result in our identifying material weaknesses in our internal controls. If we fail to maintain effective controls and procedures, we may be unable to provide financial information in a timely and reliable manner.

Risks Relating to Our Regulatory Environment

We are subject to significant regulations that could change in a manner adverse to us.

We operate in a heavily regulated industry, and the majority of our revenues are supported by regulations, including access revenue and Universal Service Fund support for the provision of telephone services in rural areas. Laws and regulations applicable to us and our competitors may be, and have been, challenged in the courts, and could be changed by Congress or regulators. In addition, any of the following have the potential to have a significant impact on us:

Risk of loss or reduction of network access charge revenues. A significant portion of our revenues come from network access charges, which are paid to us by intrastate and interstate long distance carriers for originating and terminating calls in the regions served. This also includes Universal Service Fund payments for local switching support, long term support and interstate common line support. In recent years, several of these long distance carriers have declared bankruptcy. Future declarations of bankruptcy by a carrier, although less likely due to recent industry consolidation, that utilizes our access services could negatively impact our business, financial condition and results of the operations. The amount of access charge revenues that we currently receive is based on rates set by federal and state regulatory bodies. Further, from time to time federal and state regulatory bodies conduct rate cases, “earnings” reviews, or adjustments to price cap formulas which may result in rate changes. The Federal Communications Commission has reformed and continues to reform the federal access charge system. States often mirror these federal rules in establishing intrastate access charges. In 2000 and 2001, the Federal Communications Commission reformed the system to reduce interstate access charges for price cap and rate-of-return carriers and shift a portion of cost recovery, which historically has been based on minutes-of-use, to flat-rate, monthly per line charges on end-user customers rather than long distance carriers. As a result, the aggregate amount of access charges paid by long distance carriers to access providers, such as our local exchange carriers, has decreased and may continue to decrease. Although these changes were implemented on a revenue neutral basis (with commensurate increases in other charges and Universal Service Fund support), there is no assurance that future changes in access charge rates will be implemented on a revenue neutral basis. Furthermore, to the extent the rural local exchange carriers operated by us become subject to competition, access charges could be paid to competing communications providers rather than to us. Additionally, the access charges we receive may be reduced as a result of competition from wireless, VoIP or other new technology utilization. Finally, the Federal Communications Commission is currently weighing several proposals to comprehensively reform the intercarrier compensation regime in order to create a uniform system of intercarrier payments. Any proposal of this nature eventually adopted by the Federal Communications Commission will likely involve significant changes in the access charge system and could potentially result in a significant decrease or elimination of access charges altogether. Decreases or losses of access charges may or may not result in offsetting increases in local, subscriber line or Universal Service Fund revenues. Regulatory developments of this type could adversely affect our business, financial condition and results of operations.

Risk of loss or reduction of Universal Service Fund support. We receive Universal Service Fund revenues to support the high cost of operations in high cost areas. Current Federal Communications Commission rules provide different methodologies for the determination of federal universal service payments to rural and non-rural telephone company areas. In general, the rules provide high cost support to rural telephone company study areas where the company’s actual costs exceed a preset nationwide benchmark level. High cost support for non-rural telephone company areas, on the other hand, is determined by a nationwide proxy cost model. The Federal-State Joint Board on Universal Service is considering proposals to update the proxy model upon which non-rural high-cost funding is determined. These changes could have a negative impact on the Universal Service Fund revenues.

The high cost loop support we receive from the Universal Service Fund is based upon our average cost per loop compared to the national average cost per loop benchmark. This revenue stream will fluctuate based upon our rural company average cost per loop compared to the national average cost per loop. For example, if the national average cost per loop increases and our rural company operating costs (and average cost per loop) remain constant or decrease, the payments we receive from the Universal Service Fund would decline. Conversely, if the national average cost per loop decreases and our operating costs (and average cost per loop) remain constant or increase, the payments we receive from the Universal Service Fund would increase. The national average cost per loop in relation to our historic average cost per loop has increased and we believe that the national average cost per loop will likely continue to increase in relation to our average cost per loop. As a result, the payments we receive from the rural Universal Service Fund have declined and the payments that we will receive will likely continue to decline. This support has fluctuated based upon the historical costs of our rural operating companies. In addition to the Universal Service Fund high cost loop support, we also receive other Universal Service Fund support payments for our rural company service areas, which include local switching support, long term support, and interstate common line support that used to be included in our interstate access charge revenues (the Federal Communications Commission has recently merged long term support into interstate common line support). If our rural local exchange carriers were unable to receive support from the Universal Service Fund, or if that support was reduced, many of our rural local exchange carriers would be unable to operate as profitably as they have historically, in the absence of implementation of increases in charges for other services. Moreover, if we raise prices for services to offset loss of Universal Service Fund payments, the increased pricing of our services may disadvantage us competitively in the marketplace, resulting in additional potential revenue loss.

The Telecommunications Act provides that eligible communications carriers, including competitors to rural local exchange carriers, such as wireless operators, may obtain the same per line support as the rural local exchange carriers receive if a state commission determines that granting support to competitors would be in the public interest. In fact, wireless communications providers in certain of our markets have obtained matching support payments from the Universal Service Fund, but this matching has not led to a loss of revenues for our rural local exchange carriers under existing regulations. Any shift in universal service regulation, however, could have an adverse effect on our business, financial condition and results of operations.

During the last four years, pursuant to recommendations made by the Multi Association Group and the Rural Task Force, the Federal Communications Commission has made certain modifications to the universal service support system for rural carriers that changed the sources of support and the method for determining the level of support. To date, these changes have been revenue neutral to our operations. It is unclear whether the changes in methodology will continue to accurately reflect the costs incurred by our rural local exchange carriers and whether the revised methodology will provide for the same amount of Universal Service Fund support that our rural local exchange carriers have received in the past. In addition, several parties have raised objections to the size of the Universal Service Fund and the types of services eligible for support. A number of issues regarding the source and amount of contributions to, and eligibility for payments from, the Universal Service Fund are pending and will likely be addressed by the Federal Communications Commission or Congress in the near future. For example, a number of proposals to be examined by the Federal Communications Commission in its current rulemaking with respect to the reform of the intercarrier compensation system include reforms of the Universal Service Fund. The outcome of any regulatory proceedings or legislative changes could affect the amount of Universal Service Fund support that we receive, and could have an adverse effect on our business, financial condition and results of operations.

On February 28, 2005, the Federal Communications Commission issued a press release announcing additional requirements for the designation of competitive Eligible Telecommunications Carriers for receipt of high-cost support. In its corresponding order, released on March 17, 2005, the Federal Communications Commission adopted additional mandatory requirements for Eligible Telecommunications Carriers designation in cases where it has jurisdiction, and encourages states that have jurisdiction to designate Eligible Telecommunications Carriers to adopt similar requirements. The Federal Communications Commission is still considering revisions to the methodology by which contributions to the Universal Service Fund are determined. These revisions will be part of an overall rulemaking regarding Universal Service Support which will be dealt with in future proceedings.

Risk of loss of statutory exemption from burdensome interconnection rules imposed on incumbent local exchange carriers. Our rural local exchange carriers are exempt from the Telecommunications Act’s more burdensome requirements governing the rights of competitors to interconnect to incumbent local exchange carrier networks and to utilize discrete network elements of the incumbent’s network at favorable rates. If state regulators decide that it is in the public’s interest to impose these more burdensome interconnection requirements on us, we would be required to provide unbundled network elements to competitors in our rural telephone company areas. As a result, more competitors could enter our traditional telephone markets than are currently expected and we could incur additional administrative and regulatory expenses, and experience additional revenue losses.

Risks posed by costs of regulatory compliance. Regulations create significant compliance costs for us, and are expected to continue to do so. Our subsidiaries that provide intrastate services are generally subject to certification, tariff filing and other ongoing regulatory requirements by state regulators. Our interstate access services are currently provided in accordance with tariffs filed with the Federal Communications Commission. Challenges in the future to our tariffs by regulators or third parties or delays in obtaining certifications and regulatory approvals could cause us to incur substantial legal and administrative expenses, and, if successful, these challenges could adversely affect the rates that we are able to charge our customers.

Our business also may be impacted by legislation and regulation imposing new or greater obligations related to assisting law enforcement, bolstering homeland security, minimizing environmental impacts, or addressing other issues that impact our business. For example, existing provisions of the Communications Assistance for Law Enforcement Act and Federal Communications Commission regulations implementing the Communications Assistance for Law Enforcement Act require communications carriers to ensure that their equipment, facilities, and services are able to facilitate authorized electronic surveillance. We cannot predict whether and when the Federal Communications Commission might modify its Communications Assistance for Law Enforcement Act rules or any other rules or what compliance with new rules might cost. Similarly, we cannot predict whether or when federal or state legislators or regulators might impose new security, environmental or other obligations on our business.

Regulatory changes in the communications industry could adversely affect our business by facilitating greater competition, reducing potential revenues or raising our costs.

The Telecommunications Act provides for significant changes and increased competition in the communications industry, including the local communications and long distance industries. This statute and the Federal Communications Commission’s implementing regulations remain subject to judicial review and additional rulemakings of the Federal Communications Commission, thus making it difficult to predict what effect the legislation will have on us, including our operations and our revenues and expenses, and our competitors. Several regulatory and judicial proceedings have recently concluded, are underway or may soon be commenced, that address issues affecting our operations and those of our competitors. We cannot predict the outcome of these developments, nor can there be any assurance that these changes will not have a material adverse effect on us or our industry.

The failure to obtain necessary regulatory approvals could impede the consummation of a potential acquisition.

Our acquisitions likely will be subject to federal, state and local regulatory approvals. We cannot assure you that we will be able to obtain any necessary approvals, in which case a potential acquisition could be delayed or not consummated.

The consummation of the Merger is subject to certain state and federal regulatory approvals. We cannot assure you that we will be able to obtain the necessary approvals that could delay or prevent the consummation of the Merger.